UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04008828

February 17, 2004

William Gleeson
Preston Gates & Ellis LLP
925 Fourth Avenue, Suite 2900
Seattle, WA 98104-1158

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/17/2004

Re: Alaska Air Group, Inc.
Incoming letter dated January 15, 2004

Dear Mr. Gleeson:

This is in response to your letter dated January 15, 2004 concerning the shareholder proposal submitted to Alaska Air by John Chevedden. We also have received a letter from the proponent dated January 23, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

766421

Preston | Gates | Ellis LLP

William Gleeson
WilliamG@prestongates.com

January 15, 2004

<u>Via Federal Express</u>

Securities and Exchange Commission
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: Stockholder Proposal to Alaska Air Group, Inc. of Mr. Chevedden (the "***Proponent***")

Ladies and Gentlemen:

We are counsel to Alaska Air Group ("***Alaska***" or the "***Company***") and submit this letter on behalf of the Company.

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "***Act***"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent, for inclusion in the proxy to be furnished to stockholders by Alaska in connection with its annual meeting of stockholders to be held on May 18, 2004. Also enclosed for filing are six copies of a statement, attached hereto as <u>Exhibit A</u>, outlining the reasons the Company deems the exclusion of the Proponent's proposal from its proxy statement and form of proxy to be proper. Alaska hereby respectfully requests that the staff of the Division of Corporate Finance (the "***Staff***") concur in its opinion.

By copy of this letter and the enclosed material, the Company is notifying the Proponent of its intention to exclude the Proposal from its proxy statement and form of proxy. The Company currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission (the "***Commission***") on or about April 5, 2004.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any questions regarding the enclosed, please feel free to call me at the telephone number above or Christopher Visser at (206) 370-8343.

Very truly yours,

PRESTON GATES & ELLIS LLP

By William Gleeson /ckv
William Gleeson

WG:cw

Enclosures

EXHIBIT A

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

On behalf of our client, Alaska Air Group, Inc., a Delaware corporation ("***Alaska***"), we submit this statement of intent to exclude the stockholder proposal and supporting statement (the "***Proposal***"), submitted by Mr. John Chevedden (the "***Proponent***"), a copy of which is annexed hereto as Exhibit B, for inclusion in Alaska's proxy statement and form of proxy for Alaska's 2004 Annual Meeting of Stockholders (collectively, the "***2004 Proxy Materials***") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on May 18, 2004. The Proponent has appointed Mr. Richard D. Foley to be his representative for all issues pertaining to the Proposal.

As counsel to the Company, we have provided advice to the Company on Delaware law as it relates to the Proposal. That advice is reflected below in discussions of Delaware law and reflects our opinion of counsel.

On behalf of our client, we hereby notify the Staff of Alaska's intention to exclude the Proposal from its 2004 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal contains numerous false and misleading statements in violation of Rule 14a-9. We respectfully request that the Staff concur in our view that the Proposal is excludable for the reasons set forth below.

THE PROPOSAL OR PORTIONS THEREOF MAY BE EXCLUDED UNDER RULE 14a-8(i)(3) BECAUSE IT IS FALSE AND MISLEADING, IN VIOLATION OF RULE 14a-9.

The Proposal or portions thereof may be excluded under Rule 14a-8(i)(3) because it contains numerous statements that are false and misleading, in violation of Rule 14a-9. As discussed below, the number of statements that must be excluded or substantially revised renders the Proposal false and misleading. If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed herein.

We believe that the following statements in the Proposal are false and/or misleading:

1. *Our Directors are to be applauded for their 2001 recommendation*

   * * *

   I believe that the Board was correct in its 2001 recommendation.

These statements identified above about the "2001 recommendation" (and not any statements between the ones identified above) are misleading. The recommendation refers to the Board's recommendation relating to the Company proposal in 2001 to amend the Restated

Certificate of Incorporation to delete the requirement for an 80% stockholder vote under certain circumstances. The Proposal is misleading in that it fails to mention that the Company offered the same proposal and the Board made similar recommendations regarding identical Company proposals in 2003.

2. *The 80% of all shares in existence rule was put in many years before corporate governance gained high visibility.*

The statement is false and misleading because it suggests, without foundation, that if corporate governance had gained high visibility at the time that the provision was put into the Company's Certificate of Incorporation, the provision would not have gained the necessary board or shareholder support to be put into the Certificate of Incorporation. The statement is stated as a fact when it is an opinion, therefore it should be deleted.

3. *This proposal adds a provision to help ensure the success of the recommendation . . . The added provision is a recommendation for our Board to make a special solicitation (to address this one topic only).*

The statement that a special meeting will "help ensure success" is false and misleading. It suggests, and clearly implies, that a special meeting is more likely to result in a favorable vote. The Proposal provides no support for the proposition that a special meeting is more likely to yield a successful vote. The statement is made as a fact, when it is nothing more that an opinion, therefore it should be deleted or recast.

In conclusion, based upon the foregoing analysis, we respectfully request that the Staff take no action if Alaska excludes the Proposal from its 2004 Proxy Materials. If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed herein.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

EXHIBIT B

4 – Simple-Majority Vote
Adopt the Simple-Majority Vote Topic which Won our 96% Support

RESOLVED: Shareholders request that our Directors increase shareholder rights by using all means in their power to adopt to the fullest extent within their power a simple-majority voting standard (50% plus one vote) in place of a super-majority voting standard. This includes the 80% voting barrier for certain shareholder votes to be successful. This includes a recommendation for our Board to make a special solicitation (to address this one topic only) to obtain the yes-vote of 80% of shares outstanding needed for adoption.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. submitted this proposal.

Our Directors are to be Applauded

Our Directors are to be applauded for their 2001 recommendation of simple majority vote in response to our majority vote in 2000 supporting this topic. Our Directors' recommendation resulted in our 96% support of this topic in 2001 (based on yes and no votes cast).

The only show-stopper was that with 96% support, not enough shares were voted to equal support from 80% of all shares in existence. The 80% of all shares in existence rule was put in many years ago before corporate governance gained high visibility.

Successful Board Recommendation Proposed

This proposal adds a provision to help ensure the success of a recommendation from our Board. I believe that our Board may be professionally embarrassed if another Board recommendation falls short of the minimum vote required. The added provision is a recommendation for our Board to make a special solicitation (to address this one topic only) to obtain the required yes-vote of 80% of all shares in existence.

I believe our board was correct in its 2001 recommendation for this topic because current super-majority requirements allow a small minority to frustrate the will of the vast majority. Currently if 79% of our shares outstanding vote yes and 1% vote no – only 1% of our shares can force their will on our overwhelming 79% majority.

Director Confident in their Oversight

I believe that a Board of Directors, which takes all steps within its power to adopt simple-majority voting, is sending a powerful signal of confidence in its own oversight skill and strategy.

Simple-Majority vote
Adopt the Simple-Majority Vote Topic which Won our 96% Support
Yes on 4

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th copy for date-stamp return

January 23, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Response to Preston|Gates|Ellis LLP No Action Request
Alaska Air Group, Inc. (ALK)
Simple Majority Vote Proposal

Ladies and Gentlemen:

In response to the company no action request, the numbers preceding the brackets below correspond approximately to the pages of the company letter.

A-1] With sentences of contrived objections with no support or thin support for objections, the company may be considered subject to this statement from Martin Dunn, currently Deputy Director, Division of Corporation Finance, Securities & Exchange Commission:

DUNN: If I can interject one thing. I would say the one thing we see that we are spending more of our time on is what we always call the "(i)(3)" stuff regarding false and misleading information. **We're spending more of our time parsing through sentences that companies are displeased with or think violate the proxy rules.** I don't know what we can do to reverse the trend of companies not properly presenting their arguments. We tried to be clear about the process in the Staff Legal Bulletin. But I have definitely seen that we are spending more and more of our time dealing with sub-issues instead of broader issues. And if there are any ideas that anybody has as to how to make that less of the focus, I would love to hear them.

Source:
"Shareholder Proposals: What to Expect in the 2002 Proxy Season"
Teleconference Transcript - Tuesday, November 27, 2001
http://www.realcorporatelawyer.com/misc/teletran.html

Panel:
* **Martin Dunn**, Associate Director (Legal), Division of Corporation Finance, Securities & Exchange Commission
* **Pat McGurn**, Director of Corporate Programs, Institutional Shareholder Services
* **Nell Minow**, Editor, The Corporate Library
* **John Wilcox**, Vice Chairman, Georgeson Shareholder

* **Beth Young**, Corporate governance consultant, former Shareholder Initiatives Coordinator, AFL-CIO

The company inscrutably claims that a statement regarding the 2001 annual meeting must include a statement about the 2003 annual meeting.

A-2] Regarding "The 80% of all shares ..." text the company first claims that the text "suggests" and second that the company inscrutably concludes without support that "The statement is stated as a fact ...."

The company confuses a special solicitation with a special meeting. Thus the company does not have a valid request regarding text on a special solicitation.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc:
William Ayer

4 – Simple-Majority Vote
Adopt the Simple-Majority Vote Topic which Won our 96% Support

RESOLVED: Shareholders request that our Directors increase shareholder rights by using all means in their power to adopt to the fullest extent within their power a simple-majority voting standard (50% plus one vote) in place of a super-majority voting standard. This includes the 80% voting barrier for certain shareholder votes to be successful. This includes a recommendation for our Board to make a special solicitation (to address this one topic only) to obtain the yes-vote of 80% of shares outstanding needed for adoption.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. submitted this proposal.

Our Directors are to be Applauded

Our Directors are to be applauded for their 2001 recommendation of simple majority vote in response to our majority vote in 2000 supporting this topic. Our Directors' recommendation resulted in our 96% support of this topic in 2001 (based on yes and no votes cast).

The only show-stopper was that with 96% support, not enough shares were voted to equal support from 80% of all shares in existence. The 80% of all shares in existence rule was put in many years ago before corporate governance gained high visibility.

Successful Board Recommendation Proposed

This proposal adds a provision to help ensure the success of a recommendation from our Board. I believe that our Board may be professionally embarrassed if another Board recommendation falls short of the minimum vote required. The added provision is a recommendation for our Board to make a special solicitation (to address this one topic only) to obtain the required yes-vote of 80% of all shares in existence.

I believe our board was correct in its 2001 recommendation for this topic because current super-majority requirements allow a small minority to frustrate the will of the vast majority. Currently if 79% of our shares outstanding vote yes and 1% vote no — only 1% of our shares can force their will on our overwhelming 79% majority.

Director Confident in their Oversight

I believe that a Board of Directors, which takes all steps within its power to adopt simple-majority voting, is sending a powerful signal of confidence in its own oversight skill and strategy.

Simple-Majority Vote
Adopt the Simple-Majority Vote Topic which Won our 96% Support
Yes on 4

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "4" above). The requested designation of "4" or higher number allows for ratification of auditors to be item 2.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 17, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alaska Air Group, Inc.
Incoming letter dated January 15, 2004

The proposal requests that Alaska Air use all means in its power to adopt simple majority voting.

We are unable to concur in your view that Alaska Air may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Alaska Air may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Anne Nguyen
Attorney-Advisor